

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE





05047144

March 9, 2005

Richard J. Grossman
Skadden, Arps, Slate, Meagher & Flom LLP
Four Times Square
New York, NY 10036-6522

Act: 1934
Section:
Rule: 14A-8
Public Availability: 3/9/2005

Re: Allegheny Energy, Inc.
Incoming letter dated February 25, 2005

Dear Mr. Grossman:

This is in response to your letter dated February 25, 2005 concerning the shareholder proposal submitted to Allegheny Energy by Robert T. Whalen. On January 17, 2005, we issued our response expressing our informal view that Allegheny Energy could not exclude the proposal from its proxy materials for its upcoming annual meeting. You have asked us to reconsider our position.

The Division grants the reconsideration request, as there now appears to be some basis for your view that Allegheny Energy may exclude the proposal under rule 14a-8(i)(10). Accordingly, we will not recommend enforcement action to the Commission if Allegheny Energy omits the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

cc: John Chevedden
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278

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Securities Exchange Act of 1934,
Rule 14a-8(i)(10)

February 25, 2005

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: REQUEST FOR RECONSIDERATION – Shareholder Proposal Concerning Shareholder Rights Plans Submitted by Robert T. Whalen, with John Chevedden as Proxy, for Inclusion in the Allegheny Energy, Inc. 2005 Proxy Statement

Dear Sir or Madam:

We are in receipt of your January 17, 2005 response to our no-action letter request dated December 21, 2004 (the "No-Action Request"), requesting omission of a shareholder proposal (the "Proposal") submitted to Allegheny Energy, Inc. (the "Company") by Robert T. Whalen, with John Chevedden as proxy (the "Proponent"), for inclusion in the Company's 2005 proxy statement and form of proxy (the "2005 Proxy Materials").

We are submitting this supplemental letter to you to respectfully request that you reconsider your disposition of the No-Action Request and that, based on the new facts provided in this letter, you confirm that the Company may exclude the Proposal pursuant to Rule 14a-8(i)(10) under the Securities and Exchange Act of 1934, as amended.

I. Background

The Proposal relates to shareholder rights plans, which are sometimes referred to as "poison pills." In order to be consistent with the Proponent's terminology, we will use the term "poison pill" in this letter. The Proposal requests that the directors of the Company adopt a policy that any new poison pill or extension of an existing poison pill be put to a shareholder vote within a four month period after such policy is adopted by the Company's board of directors (the "Board"). The Company's No-Action Request asserted various bases upon which the Proposal is properly excludable from the Company's 2005 Proxy Materials, specifically that the Proposal was properly excludable pursuant to Rule 14a-8(i)(10), because the Proposal had been substantially implemented by virtue of the Company's policy relating to poison pills disclosed in the Company's 2004 proxy statement (the "Initial Policy"). The Company's request for relief under Rule 14a-8(i)(10) was denied.

On February 24, 2005, the Board adopted the following revised policy with respect to poison pills (the "Revised Policy"):

> "The Board shall obtain stockholder approval prior to adopting a stockholder rights plan unless the Board, in the exercise of its fiduciary duties, determines that under the circumstances then existing, it would be in the best interest of the Company and its stockholders to adopt a rights plan without prior stockholder approval. If a rights plan is adopted by the Board without prior stockholder approval, the plan must provide that it shall expire within one year of adoption unless ratified by stockholders."

A certified copy of the Board resolution setting forth the Revised Policy is attached to this letter as Exhibit A. The Revised Policy will be included in the Company's revised corporate governance guidelines that will be available on the Company's website, www.alleghenyenergy.com, in the Corporate Governance section.

II. Request for Reconsideration

Rule 14a-8(i)(10) allows for the exclusion of proposals "if the company has already substantially implemented the proposal." The Staff has consistently taken the position that shareholder proposals are moot under Rule 14a-8(i)(10) when the procedures or policies addressed in the proposal have been substantially implemented by the company. See, for example, *Nordstrom Inc.* (February 8, 1995)(proposal that requested company's board of directors to commit to a code of conduct to ensure that its overseas suppliers meet basic standards of conduct held moot because company had issued conduct guidelines to all of its vendors). In order to make the determination that a procedure or policy has been substantially implemented, the Commission does not require that a company implement every aspect of the proposal in question. See SEC Release No. 34-20091 (August 16, 1983). Rather, a company need only have appropriately addressed the concerns underlying such a proposal. See, for example, *Masco Corp.* (March 29, 1999)(finding a proposal for adopting certain qualifications for outside directors to be moot when the company had already substantially addressed this issue). See also, *Texaco, Inc.* (March 11, 1991) (company's environmental policies and practices rendered the proposal moot despite some differences between the company's policies and practices and the specific request of the proposal).

The Staff has consistently taken a "no-action" position as to the exclusion, based on Rule 14a-8(i)(10), of proposals relating to shareholder approval of rights plans that differ from a shareholder approval policy already adopted by the company only with regard to the time period in which a shareholder rights plan must be submitted to the shareholders for a vote. In permitting these proposals to be excluded, the Staff has specifically noted that the companies have required a shareholder vote in connection with adoption of a rights plan and has not emphasized the specific time period within which the matter must be submitted to the shareholders for a vote.

For example, in *Raytheon Company* (January 26, 2005), the Staff did not object to the exclusion of a shareholder proposal submitted by John Chevedden, that was, in substance, identical to the Proposal submitted to the Company, and sought to require that any poison pill be submitted to a shareholder vote within four months after it was adopted by the board. Raytheon Company had adopted a policy substantially identical to the Revised Policy adopted by the Board on February 24, 2005, which requires that any rights plan adopted without shareholder approval "shall expire within one year of adoption unless ratified by shareholders."

Similarly, in *Bristol Myers Squibb Co.* (Feb. 11, 2004), the Staff did not object to the exclusion of a shareholder proposal, submitted by John Chevedden, that sought to require that any rights plan adopted by the board be submitted to a shareholder vote "at the earliest possible shareholder election". That company had adopted a policy substantially similar to Company's Revised Policy, which required that any rights plan adopted without shareholder approval "shall expire unless ratified by stockholders within one year of adoption". In its response, the Staff specifically noted that the company had adopted a policy that "requires shareholder approval in adopting any rights plan."

The Staff has granted no-action relief upon a request for reconsideration where a company has modified its policy with respect to poison pills following submission of the initial no-action request. In *The Boeing Co.* (Mar. 15, 2004), a shareholder proposal submitted by John Chevedden sought to require that the adoption or extension of any "poison pill" be submitted to a shareholder vote "as soon as practical." In response to Boeing's initial no-action request, the Staff denied Boeing's request to exclude the proposal based on Rule 14a-8(i)(10). Boeing's policy merely provided that "the Board shall submit the adoption or extension of any future rights plan to a vote of shareholders" without any specific time limit. The Staff reconsidered Boeing's requested exclusion of the shareholder proposal after Boeing revised its policy and the Staff stated that there "now appears to be some basis for [the] view that Boeing may exclude the proposal under rule 14a-8(i)(10)."

We submit that the Board's Revised Policy, like the policy adopted by Raytheon Company, effectively fully implements the Proposal, rendering it moot and thus excludable under Rule 14a-8(i)(10). Rule 14a-8(i)(10) permits a company to exclude a shareholder proposal from its proxy statement if the proposal has been substantially implemented by the company, rendering it moot. To be moot, the proposal need not be implemented in full or precisely as presented. Rule 14a8(i)(10) does not require exact correspondence between the actions sought by a shareholder proponent and the issuer's actions in order for the shareholder's proposal to be excluded. See Exchange Act Release No. 20091 (Aug. 16, 1983). Rather, the standard is whether the company's particular policies, practices and procedures compare favorably with the guidelines of the proposal. See SEC Release No. 34-20091 (Aug. 16, 1983) at II.E.6. For example, in Hewlett-Packard Co. (Dec. 24, 2003) the Staff permitted the omission of a proposal substantially similar to the present Proposal on the basis of substantial implementation under Rule 14a-8(i)(10). As the Company's Board has done, the Hewlett-Packard board adopted a policy that requires a shareholder vote to adopt or extend any shareholder rights plan, subject to the board's ability in exercising its fiduciary responsibilities to act without shareholder approval if it deems it to be in the best interest of Hewlett-Packard's

("HP") shareholders. The Staff found that by adopting this binding policy, the HP Proposal had been substantially implemented by HP, even though the policy included a "fiduciary-out."

III. Conclusion

The Company has adopted the Revised Policy that requires shareholder approval in adopting any poison pills. The Revised Policy differs from the Proposal only with respect to the specific time frame within which shareholders must ratify any plan adopted without their prior approval in the limited circumstance where the Board adopts a poison pill in the exercise of its fiduciary duties. In that case, the Revised Policy requires shareholder ratification within twelve months, consistent with precedent and with any reasonable expectation for such policy. As a result, the Company believes that the Proposal has been "substantially implemented" and may be omitted from the Company's 2005 Proxy Materials.

For the reasons set forth above, including the Staff's recent position in *Raytheon Company*, the Company requests that the Staff reconsider its position in light of the Revised Policy and concur with the Company's view that the Proposal may properly be omitted from the 2005 Proxy Materials pursuant to Rule 14a-8(i)(10). Should the Staff disagree with the Company's position or require any additional information, we would appreciate the opportunity to confer with the Staff concerning these matters prior to the issuance of its response.

This letter is being simultaneously sent to the Proponent, and, at the Proponent's request, Mr. Chevedden.

The Company anticipates that its definitive 2005 Proxy Materials will be finalized for filing on or about March 28, 2005. Accordingly, the Staff's prompt review of this matter would be greatly appreciated. If the Staff has any questions or comments regarding the foregoing, please contact the undersigned at (212) 735-2116, or, in my absence, Daniel Ganitsky of this firm, at (212) 735-3032.

Very truly yours,

/s/ Richard J. Grossman
Richard J. Grossman

Enclosures

cc: Gayle M. Hyman, Esq.,

Allegheny Energy, Inc.
Robert T. Whalen
John Chevedden

Exhibit A: Assistant Secretary's Certificate and Revised Policy Statement

Assistant Secretary's Certificate

I, Daniel M. Dunlap, hereby certify that I am the Assistant Secretary of Allegheny Energy, Inc. (the "Company"), a Maryland corporation, and that the attached is a true and correct copy of the revised policy statement relating to stockholder approval of a stockholder rights plan adopted unanimously by the Company's Board of Directors at a meeting duly held on February 24, 2005.

IN WITNESS WHEREOF, I have hereunto subscribed my name.



Daniel M. Dunlap

Dated: February 24, 2005

Revised Policy Statement Relating to
Stockholder Approval of a Stockholder Rights Plan

The Board shall obtain stockholder approval prior to adopting a stockholder rights plan unless the Board, in the exercise of its fiduciary duties, determines that under the circumstances then existing, it would be in the best interest of the Company and its stockholders to adopt a rights plan without prior stockholder approval. If a rights plan is adopted by the Board without prior stockholder approval, the plan must provide that it shall expire within one year of adoption unless ratified by stockholders.